FORM U-3A-2                RGC RESOURCES, INC.
                                                              FILE NO.


                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                 Statement By Holding Company Claiming Exemption
                  Under Rule U-3A-2 From the Provisions of the
                   Public Utility Holding Company Act of 1935


        RGC Resources, Inc. hereby files with the Securities and Exchange Commission (the Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act"), and submits the following information:

        1. The Claimant RGC Resources, Inc., a Virginia corporation, is a holding company which directly or indirectly holds interests in the following subsidiaries, each of which is organized under the laws of the Commonwealth of Virginia or the State of West Virginia:

          a. Roanoke Gas Company ("Roanoke Gas"), a public service corporation organized under the laws of the Commonwealth of Virginia;

          b. Diversified Energy Company, a Virginia corporation, d/b/a Highland Propane Company ("Highland Propane") and d/b/a Highland Gas Marketing;

          c. Bluefield Gas Company ("Bluefield Gas"), a public service corporation organized under the laws of the State of West Virginia.

          The business address of the Claimant and each of its subsidiaries is:

               RGC Resources, Inc., Roanoke Gas Company and Diversified
                 Energy Company
               519 Kimball Avenue, N.E.
               Roanoke, VA 24016

               Bluefield Gas Company
               4699 East Cumberland Road
               Bluefield, WV  24701

        Roanoke Gas is a public service corporation organized and existing in good standing under the laws of the Commonwealth of Virginia. Roanoke Gas distributes natural gas to some 51,315 residential, commercial and industrial customers located in the City of Roanoke and environs and Bluefield, Virginia pursuant to certificates of convenience and necessity at rates and charges issued and prescribed by the State Corporation Commission of Virginia ("Virginia Commission"). Diversified Energy Company, a Virginia corporation, operates as Highland Propane Company ("Highland Propane"), and Highland Gas Marketing. Highland Propane, which is not a public utility, is operated under two (2) divisions, Highland Propane-Roanoke and Highland Propane-Bluefield. Highland Propane-Roanoke is engaged in the business of selling liquefied petroleum gas (propane) in bulk to residential, commercial and industrial customers in and around Roanoke, Virginia and Southwest Virginia. Roanoke Gas provides managerial and other direct labor, goods and services to Highland Propane-Roanoke under agreement approved by the Virginia Commission. Highland Propane is not otherwise subject to the regulatory jurisdiction of the Virginia Commission. Highland Propane-Bluefield is engaged in the business of selling liquefied petroleum gas (propane) in bulk to residential, commercial and industrial customers in Southern West Virginia and has offices in Bluefield



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and Rainelle, West Virginia. Highland Gas Marketing is a purchasing and marketing entity that buys fuels on the spot and short-term market and resells to certain end-users.

        Bluefield Gas Company ("Bluefield Gas"), a West Virginia public service corporation, is regulated as to rates and service by the Public Service Commission of the State of West Virginia ("West Virginia Commission"). Bluefield Gas provides natural gas service to some 4,326 residential, commercial and industrial customers located in and around Bluefield, West Virginia. Bluefield first claimed exemption under Section 3(a)(2) of the Public Utility Holding Company Act of 1935 ("The Act") in February 1952. After July 1, 1999, Bluefield will no longer be a holding company as its former subsidiary, Commonwealth Public Service Corporation, will have been merged into Roanoke Gas Company.

        2. Columbia Gas Transmission Corporation ("Columbia") is Roanoke Gas' primary transporter of natural gas. Columbia historically has transported approximately two-thirds of Roanoke Gas' gas supply and 100% of Bluefield Gas' gas supply. Prior to Federal Energy Regulatory Commission Order 636, Roanoke Gas and Bluefield Gas purchased their core market requirements through Demand Purchases, Firm Transportation Service and Firm Storage Service. Additional requirements were met through the use of spot and short-term purchases under contracts with producers and brokers. Under Order 636 the responsibility for obtaining dependable natural gas supplies shifts from the pipeline companies to the local distribution companies and to other "shippers" of natural gas. The Company purchases gas supplies from a variety of producers and marketers. Recent examples of suppliers or marketers include Amoco Energy Trading Corporation, Cabot Oil and Gas, Columbia Energy Services, Coral Energy, Engage Energy, and
Southern Company Energy Marketing.

        Roanoke Gas' other major transporter is East Tennessee Natural Gas Company ("East Tennessee"), an El Paso Energy Company. Historically, East Tennessee has delivered approximately one-third of Roanoke Gas' natural gas supply.

        Roanoke Gas receives its gas supply from Columbia at two city gate stations. Each station is connected by a thirty-three mile transmission line to Columbia's system at Gala, Virginia. Roanoke Gas receives its gas supply from East Tennessee at four city gate stations located on East Tennessee's transmission line. The city gate stations are located on the perimeter of a network of distributions mains located in the Cities of Roanoke and Salem, the Towns of Vinton, Fincastle and Troutville, and the Counties of Bedford, Botetourt, Montgomery and Roanoke, Virginia. Also, located on our transmission line in Botetourt County, Virginia is a liquefied natural gas storage facility which has the capacity to hold 200 million cubic feet of natural gas.

        Bluefield Gas owns a transmission line extending from Princeton, West Virginia to Bluefield, West Virginia, and a distribution system within the City of Bluefield, West Virginia and the immediate surrounding area of Mercer County, West Virginia. In December 1998, Bluefield Gas Company completed approximately two miles of 4" steel distribution lines to connect to facilities owned by Phoenix Energy Sales Company that provides for the delivery of natural gas from Consolidated Natural Gas Company. A portion of the gas transported by Bluefield Gas is sold at the West Virginia-Virginia state line to Roanoke Gas for resale to its customers through a distribution network in Bluefield, Virginia and the immediate surrounding area of Tazewell County, Virginia.

        Highland Propane-Bluefield's principal bulk storage facility, located at its Bluefield, West Virginia facility, is comprised of two 30,000-gallon storage tanks and one 18,000-gallon storage tank. Two 18,000-gallon storage tanks are located at its Rainelle, West Virginia facility and one 30,000-gallon tank is located at Ansted, WV.

        Highland Propane-Roanoke owns and operates nine storage facilities. A facility at Thirlane Road, N.W. in Roanoke, Virginia consists of two 30,000-gallon tanks. A second facility at Fort Chiswell, Virginia consists of two 35,000-gallon tanks. The third facility is located on the property of Consolidated Glass in Galax, Virginia and consists of one 30,000- gallon tank. The fourth facility is located in Craig County, near the town of New Castle, Virginia and consists of one 30,000-gallon tank. The fifth facility, located near the intersection of Routes 221 and 679 in Floyd County, consists of one 30,000-gallon tank. The sixth facility is located on the property of Virginia Forging in Botetourt County, near the Town of Buchanan, Virginia, and consists of one 30,000-gallon tank. The seventh facility is located on the property of Golden West Foods in Bedford, Virginia and consists of one 30,000-gallon tank. The eighth facility is located in the City of Buena Vista, Virginia and consists of two 30,000-gallon tanks. The ninth facility is located in Allegheny County near the Town of Low Moor and consists of one 30,000-gallon tank.

        3. The following information for the last calendar year with respect to Roanoke Gas and Bluefield Gas is submitted:

          (a) Roanoke Gas distributed at retail 6,654,927 MCF of gas during the calendar year 1998 for total revenues of $41,420,398. Bluefield Gas distributed at retail 781,305 MCF of gas in the State of West Virginia during the calendar year 1998 for total revenues of $4,990,862.

          (b) Neither Roanoke Gas nor Bluefield Gas distributed at retail natural gas outside the state of its incorporation.

          (c) Roanoke Gas did not sell at wholesale natural gas outside the Commonwealth of Virginia. Bluefield Gas sold 220,192 MCF of natural gas at wholesale to Roanoke Gas at the Virginia-West Virginia line for $861,103.

          (d) Roanoke Gas purchased 6,787,194 MCF of natural gas outside the Commonwealth of Virginia during the calendar year 1998 for $26,171,488. All such gas was transported to Roanoke Gas for resale as system supply by Columbia Gas Transmission Corporation, East Tennessee Natural Gas Company, and Bluefield Gas. Bluefield Gas purchased 1,059,514 MCF of natural gas for $4,093,069 outside the State of West Virginia. All such gas was transported to Bluefield Gas for resale as system supply by Columbia Gas Transmission Corporation and Phoenix Energy Sales Company. Bluefield Gas transported 57,535 MCF of natural gas to its end-users for other marketers for $40,601 in transportation fees. Highland Gas Marketing purchased and resold 1,758,579 MCF of natural gas to certain end-users of Roanoke Gas Company for $5,630,192. In addition to the above volumes of Highland Gas Marketing, Roanoke transported 984,111 MCF of natural gas to its end-users for other marketers for $1,668,195 in total transportation fees.

        4. (a through e) Not applicable. The Company holds no interest, directly or indirectly in an exempt wholesale generator (EWG) or foreign utility company.

        A consolidating statement of income and surplus and a consolidating balance sheet of RGC Resources, Inc. and its subsidiaries for the 1998 calendar year is attached as Exhibit A and Exhibit A(1). The reorganization by which RGC Resources became the holding company of Roanoke Gas Company, Bluefield Gas Company and
Diversified Energy Company became effective after the close of business on July 1, 1999. Accordingly, the financial statements presented are based on the financial statements of Roanoke Gas and its former subsidiaries for the calendar year ended December 31, 1998.

        The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this day 2nd of July, 1999.

                                     RGC RESOURCES, INC.




                                     By: s/John B. Williamson, III
                                          -------------------------
                                          Its President
(SEAL)
ATTEST:



s/Roger L. Baumgardner
--------------------------
     Secretary


Notices and correspondence regarding this statement should be addressed to:

                      Roger L. Baumgardner
                      Vice President-Secretary & Treasurer
                      RGC Resources, Inc.
                      Post Office Box 13007
                      Roanoke, VA  24030

                                                                                                                      Exhibit A
                               RGC Resources, Inc.
                       Consolidating Statement Of Earnings
                      Twelve Months Ended December 31, 1998

                                                       Roanoke      Bluefield     Highland    Highland
                                            RGC          Gas           Gas        Propane        Gas                   Consolidated
                                         Resources     Company       Company      Company     Marketing  Eliminations      Total
                                        --------------------------------------------------------------------------------------------

OPERATING REVENUES:
  Gas utilities                                  $0   $43,324,283   $5,448,238                             $(969,371) $47,803,150
  Propane operations                                                              $7,232,113                            7,232,113
                                        --------------------------------------------------------------------------------------------
Total operating revenues                          0    43,324,283    5,448,238     7,232,113         0      (969,371)  55,035,263

COST OF GAS:
  Gas utilities                                        26,149,746    3,923,188                              (861,103)  29,211,831
  Propane operations                                                               3,388,347                            3,388,347
                                        --------------------------------------------------------------------------------------------
Total cost of gas                                 0    26,149,746    3,923,188     3,388,347         0      (861,103)  32,600,178

OPERATING MARGIN                                  0    17,174,537    1,525,050     3,843,766         0      (108,268)  22,435,085
                                        --------------------------------------------------------------------------------------------

OTHER OPERATING EXPENSES:
  Gas utilities:
    Other operations                                    7,019,876      629,144                               (43,832)   7,605,188
    Maintenance                                         1,334,938       93,933                                          1,428,871
    Taxes - general                                     1,985,252      276,180                                          2,261,432
    Taxes - income                                        808,775       58,812                                            867,587
    Depreciation and amortization                       2,662,756      202,969                               (17,609)   2,848,116
  Propane operations                                                               3,380,947                 (46,851)   3,334,096
                                        --------------------------------------------------------------------------------------------
Total other operating expenses                    0    13,811,597    1,261,038     3,380,947         0      (108,292)  18,345,290

OPERATING EARNINGS                                0     3,362,940      264,012       462,819         0            24    4,089,795

OTHER INCOME AND DEDUCTIONS:
  Gas utilities:
    Interest Income                                        30,719           32                                (1,879)      28,872
    Merchandising and jobbing, net                        183,183        4,271                                            187,454
    Other deductions                                     (118,016)      (4,324)                                          (122,340)
    Taxes - income                                        (50,010)      (1,648)                                           (51,658)
  Propane operations, net                                                            (23,301)    73,947        5,760       56,406
                                        --------------------------------------------------------------------------------------------
Total other income and deductions                 0        45,876       (1,669)      (23,301)    73,947        3,881      98,734

EARNINGS BEFORE INTEREST CHARGES                  0     3,408,816      262,343       439,518     73,947        3,905    4,188,529

INTEREST CHARGES:
  Gas utilities:
    Long-term debt                                      1,456,640       96,909                                          1,553,549
    Other interest                                        222,732       91,308                                  (103)     313,937
  Propane operations                                                                 183,485                  (1,846)     181,639
                                        --------------------------------------------------------------------------------------------
Total interest charges                            0     1,679,372      188,217       183,485          0       (1,949)   2,049,125

NET EARNINGS                                     $0    $1,729,444      $74,126      $256,033    $73,947       $5,854    $2,139,404
                                        ============================================================================================

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



RGC RESOURCES, INC.                                                                                                   Exhibit A(1)
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1998
                                                       Roanoke      Bluefield     Highland    Highland
                                            RGC          Gas           Gas        Propane        Gas                   Consolidated
ASSETS                                   Resources     Company       Company      Company     Marketing  Eliminations      Total
                                        --------------------------------------------------------------------------------------------

UTILITY PLANT:
Utility Plant in Service                             $67,661,174   $5,464,394                             $(1,636,290) $71,489,278
Accumulated Depreciation                             (24,842,914)  (1,873,215)                              1,561,869  (25,154,260)
                                        --------------------------------------------------------------------------------------------

Utility Plant in Service, Net                      0  42,818,260    3,591,179             0          0        (74,421)  46,335,018
Construction Work-In-Progress                          1,152,400      170,847                                            1,323,247
                                        --------------------------------------------------------------------------------------------

Utility Plant, Net                                 0  43,970,660    3,762,026             0          0        (74,421)  47,658,265
                                        --------------------------------------------------------------------------------------------


NONUTILITY PROPERTY:
Propane                                                                          11,743,480                  (209,764)  11,533,716
Accumulated Depreciation                                                         (3,542,940)                  261,216   (3,281,724)
                                        --------------------------------------------------------------------------------------------

Nonutility Property, Net                           0           0            0     8,200,540          0         51,452    8,251,992
                                        --------------------------------------------------------------------------------------------


Cash and Cash Equivalents                                102,992       46,282       (85,359)                                63,915
Accounts Receivable                                    4,804,876    1,235,664       938,272    815,202      2,063,158    9,857,172
Inventories                                            5,851,079    1,025,860       193,457                              7,070,396
Prepaid Income Taxes                                                                                                             -
Deferred Income Taxes                                                                                       2,109,341    2,109,341
Purchased Gas Adjustments                             (1,336,456)     (16,750)                              1,353,206            -
Other                                                    280,098       42,072       197,920                    (1,300)     518,790
                                        --------------------------------------------------------------------------------------------
Total Current Assets                               0   9,702,589    2,333,128     1,244,290    815,202      5,524,405   19,619,614
                                        --------------------------------------------------------------------------------------------

OTHER ASSETS                                  80,035   3,102,959       31,134       412,699                (2,748,656)     878,171
                                        --------------------------------------------------------------------------------------------


TOTAL                                        $80,035 $56,776,208   $6,126,288    $9,857,529   $815,202     $2,752,780  $76,408,042
                                        ============================================================================================





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


RGC RESOURCES, INC.                                                                                                    Exhibit A(1)
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1998

                                                       Roanoke      Bluefield     Highland    Highland
                                            RGC          Gas           Gas        Propane        Gas                   Consolidated
LIABILITIES                              Resources     Company       Company      Company     Marketing  Eliminations      Total
-----------                             --------------------------------------------------------------------------------------------

CAPITALIZATION:
Stockholders' Equity:
   Common Stock                                 $50   $9,017,170      $49,704      $196,421                 $(246,675)  $9,016,670
   Capital in Excess of Par Value                      7,032,442      220,564       833,662                   952,386    9,039,054
   Retained Earnings                                   8,094,110    1,454,735     2,703,493    279,062     (3,478,636)   9,052,764
                                        --------------------------------------------------------------------------------------------

Total Stockholders' Equity                      $50  $24,143,722   $1,725,003    $3,733,576   $279,062    $(2,772,925) $27,108,488

Long-Term Debt (Less Current Maturities)              17,700,000    1,300,000     1,700,000                             20,700,000
                                        --------------------------------------------------------------------------------------------

Total Capitalization                             50   41,843,722    3,025,003     5,433,576    279,062     (2,772,925)  47,808,488
                                        --------------------------------------------------------------------------------------------


CURRENT LIABILITIES:
Current Maturites of Long-Term Debt
Notes Payable                                          5,746,000    2,012,000     2,416,000                             10,174,000
Dividends Payable                                        487,352                                                           487,352
Accounts Payable                             79,985    3,475,701      362,822     1,410,231    464,442      2,063,158    7,856,339
Income Taxes Payable                                    (373,387)     209,284       115,233     71,698                      22,828
Customers' Deposits                                      494,240       58,248           845                                553,333
Accrued Expenses                                       3,597,491      326,218       143,274                              4,066,983
Refunds From Suppliers - Due Customers                    85,121                                                            85,121
Purchased Gas Adjustments                                                                                   1,353,206    1,353,206
                                        --------------------------------------------------------------------------------------------

Total Current Liabilities                    79,985   13,512,518    2,968,572     4,085,583    536,140      3,416,364   24,599,162


DEFERRED CREDITS AND OTHER LIABILITIES:
Deferred Income Taxes                                    989,444      119,929       338,370                 2,109,341    3,557,084
Deferred Investment Tax Credits                          430,524       12,784                                              443,308

                                        --------------------------------------------------------------------------------------------

Total Deferred Credits and Other Liabilities      0    1,419,968      132,713       338,370          0      2,109,341    4,000,392


TOTAL                                       $80,035  $56,776,208   $6,126,288    $9,857,529   $815,202     $2,752,780  $76,408,042
                                        ============================================================================================

                                                                   EXHIBIT B


                               RGC RESOURCES, INC.
                             FINANCIAL DATA SCHEDULE

            Item No.        Caption Heading
            --------        ---------------

                1           Total Assets                   $76,408,042
                2           Total Operating Revenues        55,035,263
                3           Net Income                       2,139,404

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                                                                      EXHIBIT C


NOT APPLICABLE